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Exhibit 6

FOR IMMEDIATE RELEASE

FORMER DRD DIRECTOR ADMITS BREACH OF FIDUCIARY DUTY

        Nick Goodwin, a former non-executive director of Durban Roodepoort Deep, Limited (DRD), today (26 February 2003) admitted passing legally privileged information to Roger Kebble, former Chairman of DRD, who resigned last year.

        DRD was advised by Moss Morris, attorneys acting for Roger Kebble, that confidential papers presented to DRD's Audit Committee came into their client's possession from Nick Goodwin. At the time, Goodwin was serving as a non-executive director on DRD's Board and was a member of its Audit Committee, made up entirely of non-executive Directors.

        "In the interests of sound corporate governance and transparency, and in terms of normal practice, it is arranged that DRD's lawyers and other advisers acting in the recovery of funds from Kebble and others issue status reports for the review of our Audit Committee," said Mark Wellesley-Wood, DRD Chairman and CEO today. "I am not a member of the Audit Committee. It has been constituted of Rob Hume as Chairman, David Baker as a fellow non-executive director and, prior to his resignation as a non-executive director last month, Nick Goodwin."

        "I have felt, and still feel, it is important that the non-executive directors are fully informed on the legal process we have embarked upon to recover funds due to our shareholders. Not only were these documents covered by lawyer/client privilege but they were confidential to DRD. Goodwin was clearly in breach of his fiduciary duty in giving this information to Roger Kebble."

        Since his resignation as a non-executive director of DRD, Goodwin has been consulting for the company as Project Manager for the Argonaut Project. His consulting agreement has been terminated with immediate effect.

Queries:

Ilja Graulich, DRD
27 11 381-7800 (w)
27 83 604-0820 (cell)

James Duncan, Russell & Associates
27 11 880-3924 (w)
27 82 892-8052 (cell)

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FOR IMMEDIATE RELEASE FORMER DRD DIRECTOR ADMITS BREACH OF FIDUCIARY DUTY